Invest in Pendram

Software   Hardware   Technology   Ecommerce   B2C

Invest in an Entire Portfolio of Breakthrough High Tech Smart Storage Products!

🐦 f ⊙ **PENDRAM.COM**   SAN DIEGO CALIFORNIA





Many storage applications require optimum humidity, temperature and air flow to achieve long term positive results. There was a need for a miniaturized smart atmospheric control technology that can benefit multiple industries.

Mary June Makoul CEO and Founder @ Pendram

Why you may want to invest in us...

1   Women Founded/CEO leading the company with over 25 years of expertise in launching technology products.

2   Totally unique and compelling "Smart" product line based on core, patent pending technology.

3   Investment includes entire portfolio of breakthrough high tech products for "Smart Storage".

4   Seasoned team has proven track record in start-ups delivering fast cash exits for Investors.

5   Flagship "Smart-Lid" Product chosen as Tommy Chong favorite for 2020 with strong demand.

6   Clear need and demonstrated demand for a high tech storage solution. Huge market potential.

Why investors ❤ us

WE'VE RAISED $315,060 SINCE OUR FOUNDING



Pendram is a technology company creating a new category of compelling delivery control platforms and patent pending products that solve critical quality, safety and preservation challenges. Through its proprietary, miniaturized Intellisphere IAC Technology, the company's "Smart and Smart-Stor" platform is based on patent pending, sophisticated software as well as electronic and thermal breakthroughs that work together to precisely and reliably control temperature, airflow and humidity. Paired with its Smart Cloud management software and comprehensive mobile applications. Pendram's Smart-Grown Quality system can control safety and integrity, enhance business efficiencies, prevent revenue loss and distinguish a higher quality product.

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Mark Yoshida Managing Partner, FLYCK Ventures, LLC

LEAD INVESTOR ❓   INVESTING $55,000 THIS ROUND & $55,000 PREVIOUSLY



Culinary part of presentation interested me.



Catherine Pelletier Hernandez



Incredibly clever idea, Concept appears well put together, and I met the CEO, who seems knowledgeable, enthusiastic, and remarkably good -Lookin....hot, actually

Scott Douglas Greer

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Mary June Makoul
CEO and Founder
25+ years of high tech management and marketing with numerous awards and accolades for innovation in branding and strategic vision.





Jon Siann
CTO and Founder
Previous company generated $24M cash exit leveraging less than $2.8M in Angel investments in less than 15 months.



Downloads

Pendram Deck 2020.pdf

High Tech Smart Storage Solutions



Pendram
CREATING THE PERFECT ATMOSPHERE
Creating a new category of products that solve critical quality, safety and preservation challenges for multiple industries through proprietary, miniaturized Intelligent Atmospheric Control (IAC) Technology.



Pendram
CREATING THE PERFECT ATMOSPHERE
INTELLISPHERE IAC
Intelligent Atmospheric Control
HUMIDITY - TEMPERATURE - AIR FLOW
Cannabis/Tobacco/Cigars
Food/Pantry
Breast Milk
SMART-LID
CULINARY VISION
Smart-milk
Redefining the Breast Milk Experience



CULINARY VISION
HOME THE PROBLEM THE COUNTER CAVE CONTACT US
WELCOME!
Introducing... The Counter Cave
WATCH THE COUNTER CAVE VIDEO NOW
Creating the Perfect Atmosphere - Culinary, Pantry
Culinary Vision
The Counter Cave creates the perfect atmosphere and replicates the unique conditions found in Artisanal Cheese-Aging Caves to achieve sharper, more complex flavors. Patent Pending.
FIND OUT MORE





CULINARY VISION
Groundbreaking Technology
Creates the perfect atmosphere and replicate the unique conditions found in Artisanal Cheese-Aging Caves to achieve sharper, more complex flavors.





Smart-milk
Redefining the Breast Milk Experience





HOME WHY SMART-LID BUY NOW!
SMART-LID
MOBILE APP CONTACT US MORE
1-833-STOR-420
CURE, DRY & STORE
"In The Perfect Atmosphere"
The Only High Tech Solution For Precise Cannabis Storage!
BUY ONE GET ONE FREE FOR A LIMITED TIME!



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Investor Q&A

What does your company do? ⌄   − COLLAPSE ALL

Pendram's proprietary patent pending smart technology called Intellisphere IAC creates
the perfect atmosphere and sets a new standard for precise storage conditions with smart
flexible control from anywhere. Pendram's business model is innovation and a mission to
protect, preserve and optimize the long-term quality of perishables.

Where will your company be in 5 years? ⌄

Successful exit with lucrative investor returns, although this cannot be guaranteed.

Why did you choose this idea? ⌄

Many storage applications require optimum humidity, temperature and air flow to achieve
long term positive results. There was a need for a miniaturized smart atmospheric control
technology that can benefit multiple industries.

How far along are you? What's your biggest obstacle? ⌄

Technology has been proven in the lab and is patent pending, Initial prototype complete,
Smart App complete, Pre-orders received, Sourcing and Distribution set. Biggest obstacle
is funds needed to go to finalize design, go to production and fulfill pre-orders and
distribution expectations.

Who competes with you? What do you understand that they don't? ⌄

No miniaturized solutions on the market today that can add and subtract moisture using
distilled water only to maintain the perfect conditions for multiple applications. Current
solutions use harmful chemicals which interfere with the integrity of stored products and
are an environmental hazard.

How will you make money? ⌄

Product sales and recurring service and marketing revenue from the companion
applications that go along with product.

**What are the biggest risks? If you fail, what would be the reason? What has
to go right for you to succeed?** ⌄

The standard risks associated with bringing a hardware consumer product from prototype
to volume production.

Can I invest using my IRA? ⌄

Investors are able to invest using their IRA using a partner platform, AltoIRA. Especially
for larger investments, we would recommend letting investors know about this option. On
average, investors funding their investment with an Alto IRA invest 4x as much as non-
Alto investors on Wefunder.

**I am considering an investment over $2,500. Can I schedule a call with the
Founders to get more information and ask additional questions?** ⌄

Yes, for investments over $2,500, you can schedule a call by using: https://calendly.com/maryjune